Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

 EMX ROYALTY CORPORATION ("EMX" or the "Company")

 Suite 501 - 543 Granville Street

 Vancouver, British Columbia

 V6C 1X8

Item 2. Date of Material Change

 July 29, 2021

Item 3. News Release

A news release dated July 29, 2021, was disseminated through the facilities of Newsfile Corp. and filed on SEDAR at www.sedar.com on July 29, 2021.

Item 4. Summary of Material Change

EMX has entered into a Royalty Purchase Agreement dated July 29, 2021, with SSR Mining Inc. and certain of its subsidiaries to purchase a portfolio of royalty interests and deferred payments.

Item 5. Full Description of Material Change

 Item 5.1 Full Description of Material Change

See attached news release.

 Item 5.2 Disclosure for Restructuring Transactions

 Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 None.

Item 8. Executive Officer

Rocio Echegaray, Corporate Secretary

Phone:  604-688-6390

Email:  rocio@EMXRoyalty.com

Item 9. Date of Report:

 July 29, 2021

NEWS RELEASE

EMX Executes Agreement to Acquire Royalty Portfolio from SSR Mining

Vancouver, British Columbia, July 29, 2021 (NYSE American:  EMX; TSX Venture:  EMX;  Frankfurt:  6E9) - EMX Royalty Corporation (the "Company", or "EMX") is pleased to announce that it has entered into an agreement (the "Royalty Purchase Agreement") dated July 29, 2021 with SSR Mining Inc. and certain of its subsidiaries ("SSR Mining") to purchase a portfolio of royalty interests and deferred payments (the "Royalty Portfolio"). The Royalty Portfolio consists of 18 geographically diverse royalties, with four royalty assets at advanced stages of project development, and also includes U.S. $18 million in future cash payments to be made to the owner of the Royalty Portfolio (see Figure 1 and Table 1). Upon closing of the transaction EMX will pay to SSR Mining U.S. $33 million in cash and U.S. $33 million in common shares of EMX. EMX will also make deferred and contingent payments to SSR Mining of up to U.S. $34 million if certain project advancement milestones are achieved. Further details of the commercial terms are provided below. Completion of the transaction is subject to customary closing conditions, including acceptance by the TSX Venture Exchange (the "TSX-V").

The portfolio is highlighted by the Gediktepe royalties, which cover assets currently being developed by Lidya Madencilik ("Lidya"), a private Turkish company that expects initial production from Gediktepe in late 2021. These include a 10% NSR royalty on production from an oxide gold-silver deposit and a 2% NSR royalty on underlying polymetallic volcanogenic massive sulfide ("VMS") mineralization. Yenipazar (Turkey) and Diablillos (Argentina) are additional royalties on advanced stage projects (see summaries below) and the other 14 royalty interests cover both precious metal and base metal assets in South America, Mexico, the United States (Nevada) and Canada.

This transaction will leverage EMX's experience base in Turkey, is expected to provide significant near-term cash flow to the Company, and establishes a pipeline of quality royalty assets in numerous well-recognized mineral belts around the world. EMX has been working in Turkey for nearly 20 years and looks forward to building its relationship with both SSR Mining and Lidya. In Lidya, EMX sees a well funded and highly capable operator that is developing both the Gediktepe and Hod Maden mines in Turkey. The Gediktepe and Yenipazar royalty interests will bolster EMX's existing royalty portfolio in Turkey, which includes an uncapped 4% NSR royalty on the Balya North polymetallic deposit and other royalty interests in Turkey. Balya North is being developed by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan") and remains on schedule to commence commercial production in 2021.

This Royalty Portfolio acquisition is well aligned with EMX's corporate growth strategy, whereby the Company leverages its in-region expertise in identifying opportunities in jurisdictions where EMX already has a strategic presence. Through the years this approach has led to continuous value creation for the Company and synergies with existing EMX initiatives around the world. Further, securing near term positive cash flow will represent an important step in the Company's evolution.

Rodney Antal, President and Chief Executive Officer of SSR Mining, commented "We are very excited to become a shareholder of EMX where our investors will have the opportunity to participate in the value creation associated with an established, growth-oriented company with an attractive portfolio of precious, base and battery metals royalties".

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.eurasianminerals.com

Commercial Terms Overview. As stated above, upon closing of the transaction EMX will pay to SSR Mining U.S. $33 million in cash and U.S. $33 million in common shares of EMX. The number of common shares to be issued by EMX to SSR Mining will be based on the volume-weighted average price ("VWAP") of the shares on the NYSE American stock exchange for the 20 days prior to the date of completion of the transaction (the "Closing Date").  All such shares will be subject to a hold period of 4 months and a day from the Closing Date.  Upon closing, SSR Mining will own an approximate 12% undiluted equity interest in EMX, subject to final calculation at closing.

Additional deferred payments of up to U.S. $34 million will be made by EMX to SSR Mining in consideration for the Net Profits Interest ("NPI") royalty on the Yenipazar property in Turkey.  These will be payable as follows: (i) U.S. $2,000,000 in EMX common shares based on the 20-day VWAP prior to the date of commencement of construction of a mill on the Yenipazar property;  (ii) U.S. $2,000,000 in EMX common shares based on the 20-day VWAP prior to the date of commencement of commercial production;  (iii) U.S. $15,000,000 in cash, payable when EMX has received U.S. $10,000,000 in net profits interest payments under the Yenipazar NPI;  and (iv) U.S. $15,000,000 in cash, payable when EMX has received a second U.S. $10,000,000 in net profits interest payments.  All such shares will be subject to a hold period of 4 months and a day from the date of issue.

EMX intends to pay up to U.S. $10,000,000 of the cash payable at closing with the proceeds of a U.S. $10,000,000 senior secured credit facility (the "Credit Facility") provided for in a non-binding term sheet EMX has entered into with Sprott Private Resource Lending II (Collector), LP ("Sprott").  The Credit Facility is to mature one year from the Closing Date, bear interest at a rate of 7% per annum, and be secured by general security agreements over the assets of EMX and certain of its subsidiaries, and pledges of the shares of certain of EMX's subsidiaries, who will, at Sprott's election, also be guarantors of the loan.  In addition to interest payable, the U.S. $10,000,000 to be advanced under the Credit Facility will also be subject to an original issue discount equal to 5% of the amount of the advance.  Under the term sheet, Sprott will subscribe for U.S. $300,000 of EMX common shares at closing, at a deemed price equal to U.S. $2.74 per share. All such shares will be subject to a hold period of 4 months and a day from the Closing Date.

If the Credit Facility is not ultimately entered into, the Royalty Purchase Agreement provides for vendor takeback financing by SSR Mining of up to U.S. $5,000,000 (the "VTB Note"), and EMX will pay the balance of the cash payable at closing from available working capital.  The VTB Note will bear interest at 14% per annum and will mature 60 days from the Closing Date.  If unpaid within such 60 day period, the VTB Note will bear additional interest at a rate of 2% per annum for each 60 day period past due.

Royalty Portfolio Overview. As summarized in Figure 1 and Table 1, the Royalty Portfolio spans over 69,000 hectares across seven countries on three continents. Summaries for Gediktepe, Yenipazar and Diablillos are provided here, and further information on the Royalty Portfolio and other EMX assets can be found at www.emxroyalty.com. Upon completion of the transaction, of the royalties purchased, only the royalty over the Gediktepe property in Turkey will be material to EMX at the present time. EMX is currently preparing a technical report on the Gediktepe property to be filed on SEDAR.

Gediktepe VMS Deposit, Western Turkey: The Gediktepe VMS deposit was discovered by a Joint Venture ("JV") initiative between Alacer Gold Corp. ("Alacer") and Lidya in 2012-2013 and was quickly advanced to PEA (2014) and Prefeasibility stages (2016). The deposit is comprised of a polymetallic VMS system with precious metal, copper, and zinc rich domains. The upper portion of the deposit is oxidized, forming a precious metal-enriched gossanous cap that will be mined first, followed by production from the underlying polymetallic sulfide deposit. Operator Lidya has commenced development and construction of the project and is anticipating initial production in late 2021.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.eurasianminerals.com

Alacer, the previous owner of the Gediktepe royalties, completed a merger with SSR Mining in September of 2020. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the oxide zone (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces.

The Gediktepe property is the subject of an NI 43-101 Prefeasibility study entitled "Gediktepe 2019 Prefeasibility Study" prepared by OreWin Pty Ltd. on behalf of Alacer with an effective date of Mar. 26, 2019 (the "Gediktepe Report").  The 2019 Gediktepe Report is filed on SEDAR and contains historical mining reserve and resource estimates (summarized in Tables 2.1 and 2.2).

Yenipazar VMS Deposit, Central Turkey: The Yenipazar polymetallic VMS deposit was discovered in the late 1990's by YAMAS, a predecessor of Alacer and SSR Mining. Aldridge Minerals Inc. ("Aldridge"), a public Canadian corporation formerly listed on the TSX-V, formed a JV with Alacer in 2004 with the right to earn a majority interest in the project. Later modifications to the JV agreement in 2006 led to Aldridge acquiring a 100% project equity interest, with Alacer retaining an NPI royalty that is set at 6% until U.S. $165 million in revenues are received by the royalty holder, after which the NPI converts to a 10% interest.

Aldridge delivered a feasibility study in 2013 that was updated in 2014 before Aldridge encountered financial difficulties. Ultimately, Aldridge (and Yenipazar) were sold to a new private company (Virtus Madencilik) headed by Aldridge's major shareholder, Ahmet Taçyildiz. Trafigura Ventures V B.V. also owns a 30% interest in Virtus. Virtus recently updated the feasibility study for Yenipazar and is currently seeking project financing for development of the project.

Diablillos Gold-Silver Epithermal deposit, Argentina. Diablillos is an extensive 7,900 hectare property located in the mining friendly Province of Salta in the Argentine Puna region. There are currently seven known mineralized zones on the Diablillos property, with the Oculto zone being the most important and the most explored. Oculto is a deeply oxidized, high-sulfidation epithermal silver-gold deposit.

Operator AbraSilver Resource Corp. (TSX-V: ABRA, "AbraSilver") has an option to acquire 100% of the Diablillos property, with one outstanding payment due on the earlier of the date on which commercial production occurs at Diablillos or July 31, 2025. A 2018 PEA reported historical Indicated Resources at Oculto of 26.85 million tonnes grading 93g/t silver and 0.85g/t gold, for 80.3 million ounces of contained silver and 732 thousand ounces of contained gold1 . Preliminary metallurgical tests indicate high recoveries from a crushing, grinding and agitated leach plant with a Merrill-Crowe circuit. High-grade copper intercepts have been discovered at depth and may suggest deeper porphyry-style potential.

AbraSilver continues to drill Oculto as well as advancing other targets on the property. An updated PEA is expected in Q3 2021, with a feasibility study slated for 2022.

____________________________
1 As reported in Technical Report on the Diablillos Project, Salta Province, Argentina, prepared by Roscoe Postle Associates (RPA) and filed on SEDAR by AbraPlata Resource Corporation with an effective date of April 16, 2018. Mineral Resources were reported to CIM guidelines and definitions. The resources were estimated using Ordinary Kriging within grade shell domains and reported within an optimized pit based upon metal prices of $1500/oz gold and $23/oz silver and variably calculated recoveries (refer to the technical report for details).

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.eurasianminerals.com

Note: A qualified person has not performed sufficient work to classify the historical resource estimate for Diablillos as current, and EMX is not treating the historical estimate as current mineral resources. Significant data compilation, confirmation drilling, re-sampling and data verification by a qualified person may be required before the historical estimates can be classified as current mineral resources. The historical estimate is considered by EMX to be reliable and relevant, and is presented for the purpose of describing the extent and nature of mineralization as presently understood. The historical estimate should not be relied upon until verified.

Summary: By agreeing to acquire the Royalty Portfolio, EMX seeks to secure near term and sustained cash flow from a diverse collection of royalty interests and deferred consideration payments. Further, EMX welcomes SSR Mining as a strategic shareholder in EMX. EMX views this transaction as wholly accretive to its overall business, where royalties over multiple advanced and resource stage assets add significant value and diversity to EMX's global portfolio.

Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and an employee of the Company, has reviewed, verified, and approved the disclosure of the technical information contained in this news release.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

About SSR Mining. SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding completion of the transaction, perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual  results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.  It is possible EMX may not complete the transaction, as a result of failure to fulfill conditions of closing, unavailability of financing or for other reasons EMX cannot anticipate at this time.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.eurasianminerals.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2021 and the year ended December 31, 2020 (the "MD&A"), and the most recently filed  Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.eurasianminerals.com

Figure 1: Locations of assets in the Royalty Portfolio

Hunter 1-12
Canada - Au
E&L Nickel Mtn
Canada - Ni, Cu
Tartan Lake
Canada - Au
Brooks Property
U.S. - Au
Silver Peak
U.S. - Ag, Au
La Palmilla
Mexico - Ag, Au
San Patricio
Mexico – Ag, Au
El Mogote
Mexico – Au, Ag
San Agustin Sulfides
Mexico - Au
San Marcial
Mexico - Ag, Zn, Pb
Gediktepe Sulfide
Turkey - Cu, Zn, Au, Ag
Gediktepe Oxide
Turkey - Au, Ag
Yenipazar
Turkey - Au, Ag, Zn, Cu, Pb
Berenguela
Peru - Mn, Ag, Cu, Zn
Challacollo
Chile - Ag, Au
Juncal & La Flora
Chile - Au
Diablillos
Argentina - Ag, Au
M18/Aguas Perdidas
Argentina - Ag
All Other EMX Projects
EMX Royalty New Acquisitions - SSR
Advanced & Development Stage Assets
Resource Stage Assets
Exploration Stage Assets
EMX ROYALTYCORP
THE ROYALTY GENERATOR
JULY 2021

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.eurasianminerals.com

Table 1: Assets included in the Royalty Portfolio
Asset	Location	Royalty	Operator	Trading Symbol	Metals
Advanced and Development Stage Assets
Gediktepe Oxide	Turkey	10% NSR	Lidya Madencilik	Private	Au-Ag
Gediktepe Sulfide	Turkey	2% NSR	Lidya Madencilik	Private	Cu-Zn-Au-Ag
Yenipazar	Turkey	6% - 10% NPI	Virtus Mining	Private	Au-Ag-Zn-Cu-Pb
Diablillos	Argentina	1% NSR	AbraSilver Resource	TSX-V:ABRA	Ag-Au
Resource Stage Assets
Berenguela	Peru	1.00% - 1.25% NSR	Aftermath Silver	TSX-V:AAG	Mn-Ag-Cu-Zn
Challacollo	Chile	2% NSR	Aftermath Silver	TSX-V:AAG	Ag-Au
La Palmilla	Mexico	1% NSR	Endeavour Silver	NYSE:EXK-TSX:EDR	Ag-Au
San Marcial	Mexico	0.75% NSR	GR Silver	TSX-V:GRSL	Ag-Zn-Pb
San Patricio	Mexico	1% NSR	Endeavour Silver	NYSE:EXK-TSX:EDR	Ag-Au
Tartan Lake	Canada	2% NSR	Satori Resources	TSX.V:BUD	Au
Exploration Stage Assets
Brooks Property	U.S.	4% NSR	Nevada Gold Mines	Barrick Gold Corp and Newmont Corp J.V.	Au
E&L Nickel Mountain	Canada	1% NSR	Garibaldi Resources	TSX-V:GGI	Ni-Cu
El Mogote	Mexico	2% NSR	Industrias Peñoles	BMV(Mexico):PE&OLES	Au-Ag
Hunter 1-12	Canada	2.5% NSR	Cassiar Gold Corp	TSX-V:GLDC	Au
Juncal and La Flora	Chile	1% NSR	Austral Gold	TSX-V:AGLD-ASX:AGD	Au
M18/Aguas Perdidas	Argentina	1% NSR	AbraSilver Resource	TSX-V:ABRA	Ag
San Agustin Sulfides	Mexico	2% NSR	Argonaut Gold	TSX:AR	Au
Silver Peak	U.S.	1.5% NSR	International Millennium	TSX-V:MSC	Ag-Au
Future Cash Payments (payable by operator to royalty holder)
Asset	Location	Payment	Operator	Timing/Trigger of Payment
Diablillos	Argentina	U.S. $7.00 million	AbraSilver Resource	Payable upon earlier of (i) commencement of commercial production or (ii) July 31, 2025
Berenguela	Peru	U.S. $2.25 million	Aftermath Silver	Payable upon First Anniversary of Initial Closing Date of Berenguela royalty agreement
Berenguela	Peru	U.S. $2.50 million	Aftermath Silver	Payable upon Second Anniversary of Initial Closing Date of Berenguela royalty agreement
Berenguela	Peru	U.S. $3.00 million	Aftermath Silver	Payable upon Fourth Anniversary of Initial Closing Date of Berenguela royalty agreement
Berenguela	Peru	U.S. $3.25 million	Aftermath Silver	Payable upon Final Closing Date of Berenguela royalty agreement (November 30, 2026)

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.eurasianminerals.com

Table 2.1 Historical mineral resources reported in the 2019 Gediktepe Prefeasibility Study
MEASURED	Tonnes (kt)	Grade					Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Total Oxide	-	-	-	-	-	-	-	-	-	-
Total Sulphide	3,999	0.67	25.1	1.01	1.83	0.34	86	3,221	40	73
Total Measured	3,999	0.67	25.1	1.01	1.83	0.34	86	3,221	40	73
INDICATED
Total Oxide	2,674	2.71	66.3	0.10	0.10	0.47	233	5,703	3	3
Total Sulphide	23,544	0.74	27.6	0.85	1.69	0.33	560	20,865	200	399
Total Indicated	26,217	0.94	31.5	0.78	1.53	0.34	792	26,568	203	402
MEASURED + INDICATED
Total Oxide	2,674	2.71	66.3	0.10	0.10	0.47	233	5,703	3	3
Total Sulphide	27,542	0.73	27.2	0.87	1.71	0.33	645	24,086	241	472
Total Measured + Indicated	30,216	0.90	30.7	0.81	1.57	0.34	878	29,790	243	475
INFERRED
Total Oxide	23	0.95	21.8	0.23	0.14	0.12	1	16	0	0
Total Sulphide	2,958	0.53	20.2	0.76	1.16	0.27	51	1,926	22	34
Total Inferred	2,981	0.54	20.3	0.76	1.16	0.27	51	1,941	23	34

Notes:

1 Mineral Resources were reported according to CIM guidelines and definitions.

2 The Effective Date for the Mineral Resource estimates is March 5, 2019.

3 Mineral Resources were estimated within geologic domains by either ordinary kriging or inverse distance.

4 Mineral Resources were reported at NSR cut-offs of U.S. $20.72/t for oxide and U.S. $17.79/t for sulphide using the mineral reserve metal prices (see Table 2.2) x 1.14 (+14%) and variable metal recoveries according to material and mineralization type (refer to Gediktepe 2019 Prefeasibility Study for details).

5 The Mineral Resources have been constrained using an optimised pit shell to reflect reasonable prospects of economic extraction.

6 Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability.

7 Mineral Resources are inclusive of Mineral Reserves, except for mining losses and grade dilution, which were determined through re-blocking of the resource model after calculation of the Mineral Resources.

8 The Mineral Resources are quoted on a 100% project basis

The foregoing are "Historical Estimates" within the meaning of NI 43-101. Source: Section 14 of the NI 43-101 pre-feasibility study technical report titled "Gediktepe 2019 Prefeasibility Study" prepared by OreWin Pty Ltd. and filed on SEDAR by Alacer with an effective date of March 26, 2019.

A qualified person has not performed sufficient work to classify the historical resource estimates as current mineral resources, and EMX is not treating the historical estimates as current. Significant data compilation, confirmation drilling, re-sampling and data verification may be required by a qualified person before the historical estimates can be classified as current mineral resources. The historical resource estimates are considered to be reliable and relevant and are presented for the purpose of describing the extent and nature of mineralization as presently understood. The historical resource estimates should not be relied upon until verified.

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Table 2.2 Historical mineral reserves reported in the 2019 Gediktepe Prefeasibility Study
Category	Tonnage (kt)	Grade				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (koz)	Ag (koz)	Cu (kt)	Zn (kt)
Oxide
Proven	-	-	-	-	-	-	-	-	-
Probable	2,755	2.34	56.7	-	-	207	5,020	-	-
Proven + Probable	2,755	2.34	56.7	-	-	207	5,020	-	-
Sulfide
Proven	3,620	0.68	26.7	1.03	1.93	79	3,105	37	70
Probable	14,960	0.89	33.1	0.89	1.99	429	15,903	133	298
Proven + Probable	18,580	0.85	31.8	0.92	1.98	509	19,008	170	368

Notes:

1 Mineral Reserves were reported according to CIM guidelines and definitions.

2 The Effective Date for the Mineral Reserve estimates is March 5, 2019.

3 Mineral Reserves were reported using a NSR cut-off based on metal prices of $1,300/oz Au, $18.5/oz Ag, $3.30/lb Cu, and $1.28/lb Zn, smelter terms for treatment and refining charges and transport including ocean freight for sulphide ore concentrates.

4 The recovery factors used to calculate the Mineral Reserves vary according to material and mineralization type (refer to section 15 of the Gediktepe 2019 Prefeasibility Study for further details).

5 Cut-offs applied: oxide ore $20.67/t and sulphide ore $17.74/t. Additionally, enriched mineralisation with a Cu/Zn grade ratio < 0.75 is considered to be waste.

6 Metal prices used for economic analysis to demonstrate the Mineral Reserve are Au $1,315/oz, Ag $18.0/oz, Cu $3.20/lb and Zn $1.10/lb.

7 Reported Mineral Reserves incorporate and include designed open pit mining losses and grade dilution that are not reported in the Mineral Resource.

8 Only Measured Mineral Resources (and dilution) were used to report Proven Mineral Reserves and only Indicated Mineral Resources (and dilution) were used to report Probable Mineral Reserves.

9 Mineral Reserves are a subset of, not additive to, the Mineral Resources and are quoted on a 100% project basis.

10 All monetary figures are in USD.

The foregoing are "Historical Estimates" within the meaning of NI 43-101. Source: Section 15 of the NI 43-101 pre-feasibility study technical report titled "Gediktepe 2019 Prefeasibility Study" prepared by OreWin Pty Ltd. and filed on SEDAR by Alacer with an effective date of Mar. 26, 2019. For further details on other parameters utilized in the estimates, the reader is referred to Section 15 of the Gediktepe Report.

A qualified person has not performed sufficient work to classify the historical reserve estimates as current mineral reserves, and EMX is not treating the historical estimates as current mineral reserves. Significant data compilation, confirmation drilling, re-sampling, data verification and updating of metal prices, engineering assumptions, and economic parameters may be required by a qualified person before the historical estimates can be classified as current. The historical reserve estimates are considered to be reliable and relevant, and are presented for informational purposes to describe the extent and nature of mineralization on the project as presently understood. The historical reserve estimates should not be relied upon until verified.

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